Exhibit 99.1

NEWS RELEASE

Toronto, March 9, 2020

(in U.S. dollars unless otherwise noted)

Franco-Nevada Delivers Record Q4 and Annual Results

Growing free cash flow and strong outlook

“I am pleased that Franco-Nevada is reporting its best results ever,” stated David Harquail, CEO. “Record quarterly and annual results were achieved across all our important sales and financial metrics. Results benefited from the start of precious metals deliveries from Cobre Panama, strong production at other key assets and higher precious metals prices. Thanks to our diversified portfolio, we expect good overall growth in 2020 mostly driven by the continued Cobre Panama ramp-up despite a more conservative outlook for our energy assets.  Franco-Nevada is generating substantial free cash flow and, post year-end, is now debt free.  Franco-Nevada continues to be the gold investment that works.”

2019 Financial Highlights

•	516,438 Gold Equivalent Ounces[1] (“GEOs”) sold, a new record
•	$844.1 million in revenue, a new record
•	$344.1 million of Net Income, or $1.83 per share, a new record
•	$341.5 million of Adjusted Net Income[2], or $1.82 per share, a new record
•	$137.5 million in Cash Costs[3], or $266 per GEO sold
•	$673.4 million of Adjusted EBITDA[4], or $3.59 per share, a new record

Q4/2019 Financial Highlights

•	153,396 GEOs sold, a new record
•	$258.1 million in revenue, a new record
•	$113.3 million of Net Income, or $0.60 per share, a new record
•	$110.8 million of Adjusted Net Income, or $0.59 per share, a new record
•	$44.1 million in Cash Costs, or $287 per GEO sold
•	$201.7 million of Adjusted EBITDA, or $1.07 per share, a new record

Revenue and GEO Sales by Asset Categories
	2019		2018
	GEO Sales	Revenue	GEO Sales	Revenue
	#	(in millions)	#	(in millions)
Gold	387,663	$ 545.8	344,107	$ 435.8
Silver	58,906	83.2	61,737	78.2
PGMs	52,813	75.6	30,946	39.1
Other Mining Assets	17,056	23.6	11,112	14.0
Mining	516,438	$ 728.2	447,902	$ 567.1
Energy	—	115.9	—	86.1
	516,438	$ 844.1	447,902	$ 653.2

Revenue and GEO Sales by Asset Categories
	Q4/2019		Q4/2018
	GEO Sales	Revenue	GEO Sales	Revenue
	#	(in millions)	#	(in millions)
Gold	117,698	$ 174.8	79,623	$ 98.3
Silver	15,427	22.8	12,895	16.1
PGMs	16,271	24.6	8,830	11.2
Other Mining Assets	4,000	5.9	3,529	4.4
Mining	153,396	$ 228.1	104,877	$ 130.0
Energy	—	30.0	—	18.2
	153,396	$ 258.1	104,877	$ 148.2

For Q4/2019, revenue was sourced  88.4%  from gold and gold equivalents (67.7% gold, 8.9% silver, 9.5% PGM and 2.3% other mining assets) and 11.6% from energy (oil, gas and NGLs). The portfolio’s objective is to maintain a focus on precious metals (gold, silver and PGM) with a target of no more than 20% in revenue from energy. Geographically, revenue was sourced 84.9% from the Americas (47.1% Latin America, 19.3% U.S. and 18.5% Canada).

Corporate Updates

•

At-the-Market Equity Program (“ATM Program”) & Debt:  In Q4/2019, the Company issued 549,400 shares under its ATM Program for net proceeds of $53.0 million. Proceeds from the ATM Program were used to pay down debt such that the outstanding balance was $80 million as at December 31, 2019. This balance was subsequently repaid after year-end and Franco-Nevada is now debt-free.

•

Eagle’s Nest & Noront Loan:  On December 23, 2019, Franco-Nevada acquired a 1% royalty on Noront Resources’ Eagle’s Nest nickel, copper and PGM deposit in the Ring of Fire mining district of Ontario for $3.8 million. Franco-Nevada also extended the term of its $25 million loan to Noront to September 30, 2022.

•

Project 81: On November 22, 2019, Franco-Nevada acquired a 2% royalty on Noble Mineral’s 55,000 hectare patented land package known as Project 81 near Timmins, Ontario, in exchange for Franco-Nevada agreeing to waive certain rights on Project 81.  The royalty also covers the Crawford Nickel-Sulphide Project, which was recently spun out to Canada Nickel Company Inc.

•

Succession Plans:  As previously announced, at the May 6, 2020 AGM, the board of Franco-Nevada intends to appoint David Harquail as the non-executive Chair of the board of directors, Pierre Lassonde as Chair Emeritus, Paul Brink as President & Chief Executive Officer and to nominate Paul Brink for election as a director.

2020 Guidance

In 2020, Franco-Nevada expects attributable royalty and stream sales to total 550,000 to 580,000 GEOs from its mining assets and revenue of $80 to $95 million from its energy assets. Of the royalty and stream sales from mining assets, 375,000 to 405,000 GEOs are expected from Franco-Nevada’s various stream agreements. For 2020 guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,500/oz Au, $17.00/oz Ag, $900/oz Pt and $2,000/oz Pd. The WTI oil price and Henry Hub natural gas price are assumed to average $45 per barrel and $2.00 per mcf, respectively. The Company estimates depletion expense of $260 to $290 million.  2020 guidance and 5‑year outlook below are based on public forecasts and other disclosure by the third-party owners and operators of our assets or our assessment thereof.

5-Year Outlook

Our outlook to 2024 assumes that the Cobre Panama project will have expanded its mill throughput capacity to 100 million tonnes per year starting in 2023. Using the same commodity price assumptions as were used for our 2020 guidance (see above) and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to produce between 580,000 to 610,000 GEOs by 2024. Energy revenues are expected to range between $115 to $135 million, and assumes the remaining committed capital for the Royalty Acquisition Venture with Continental is funded.

Q4/2019 Portfolio Updates

Gold Equivalent Ounces Sold:    GEOs sold for the quarter were 153,396,  an increase of 46.3% from the 104,877 sold in Q4/2018.  Cobre Panama,  Candelaria, and Guadalupe-Palmarejo, Sudbury and Stillwater contributed to the quarter-over-quarter increase which was slightly offset by lower contributions from Antamina and the Goldstrike NPI.

Latin America:

•

Cobre Panama (gold and silver stream)  – First Quantum reported that Cobre Panama produced 147,480 tonnes of copper in 2019. For 2020, First Quantum expects Cobre Panama to produce between 285,000 - 310,000 tonnes of copper as it continues to ramp up.  Franco-Nevada sold 43,554 GEOs from the mine in 2019 and in 2020, expects sales to be between 90,000 - 110,000 GEOs.

•

Candelaria (gold and silver stream)  – Production at Candelaria increased quarter-over-quarter as the majority of the mill feed was higher grade ore sourced directly from the open pit. With the Underground South Sector now operational, underground production ramped up to 13,500 tpd, approaching the 14,000 tpd permitted. Lundin also reported that its mill optimization project is on track for completion in Q1/2020. In 2020, Franco-Nevada expects sales from its Candelaria stream to be between 70,000 - 80,000 GEOs.

•

Antapaccay (gold and silver stream) – GEOs sold from Antapaccay were slightly lower quarter-over-quarter due to anticipated lower grades based on the life of mine plan. In 2020, Franco-Nevada expects sales from its Antapaccay stream to be between 60,000 - 70,000 GEOs.

•

Antamina (22.5% silver stream) – GEOs sold from Antamina were lower quarter-over-quarter, reflecting lower copper grades, in-line with the life of mine plan.  Due to a higher gold-to-silver ratio, the conversion of silver ounces to GEOs was also negatively impacted.  In 2020, Franco-Nevada anticipates silver ounces sales from its Antamina stream to be at the mid-point of our long-term expected annual range of 2.8 million - 3.2 million ounces.

•	Guadalupe-Palmarejo (50% gold stream) – Sales from Guadalupe-Palmarejo increased quarter-over-quarter, not including 1,695 ounces sold subsequent to year-end.
•

Cerro Moro (2% royalty)  – We benefited from a first full year of royalties from Cerro Moro in 2019. Yamana has reported good exploration success at Cerro Moro and anticipates the mine to be one of the main catalysts for its production levels in 2022.

U.S.:

•	Goldstrike (2-4% royalty & 2.4-6% NPI) – Barrick reported reserve additions of 1.5 million ounces due to changes in the cut-off grade and mine design.
•

Stillwater (5% royalty) – Stillwater benefited from strong palladium prices and the continued ramp-up of the Blitz project.  Sibanye-Stillwater expects PGM production to increase to between 660,000 - 700,000 ounces in 2020, from 594,000 ounces in 2019.

•	South Arturo (4-9% royalty) – Joint venture operators Nevada Gold Mines and Premier Gold announced that commercial production at the El Nino underground was achieved in October 2019.
•

Castle Mountain (2.65% royalty) – Phase 1 production is targeted by Equinox for Q3/2020 which anticipates production of 45,000 ounces per year for 3 years.  Feasibility and permitting for Phase 2 is underway, which anticipates production increasing to approximately 200,000 ounces per year.

Canada:

•	Detour Lake (2% royalty) – On January 31, 2020, Kirkland Lake Gold acquired Detour Gold Corporation and intends to invest aggressively in exploration drilling at Detour Lake.
•

Kirkland Lake (1.5-5.5% royalty & 20% NPI)  – Kirkland Lake continues to advance the construction of the #4 Shaft with the expectation of increasing production at the Macassa mine to over 400,000 ounces per year from the 241,297 ounces produced in 2019.

•	Hemlo (3% royalty & 50% NPI) – Royalties from Hemlo increased significantly quarter-over-quarter as the operation was modernized and refocused in 2019.
•	Dublin Gulch (Eagle) (1-1.5% royalty) – First gold at the Eagle Gold Mine was poured in September 2019. A full year of production is expected in 2020.
•	Hardrock (3% royalty) – An updated Mineral Resource estimate was announced in October 2019 for the Hardrock project which increased the Measured and Indicated Resource to 7.1 million ounces.
•	Canadian Malartic (1.5% royalty) – Exploration programs continue to evaluate several deposits to the east of the Canadian Malartic open pit that are partly covered by Franco-Nevada’s royalties.

Rest of World:

•

Tasiast (2% royalty) – Kinross reported that Tasiast produced record annual production in 2019 of 391,097 ounces due to the Phase One expansion. The Tasiast 24k project is proceeding on schedule and on budget and is expected to double capacity.

•

Subika (2% royalty) – Newmont declared commercial production at the Ahafo Mill Expansion in October 2019. Annual gold production is expected to reach between 550,000 - 650,000 ounces per year through 2024.

Energy:   Revenue from the energy assets increased to $30.0 million in Q4/2019 compared to $18.2 million in Q4/2018,  reflecting contributions from new investments in the Marcellus and in the SCOOP/STACK by the Royalty Acquisition Venture with Continental but offset by lower commodity prices compared to Q4/2018.

U.S.:

•	Marcellus (1% royalty) – The recently acquired royalty contributed $4.9 million to revenue in Q4/2019 and the asset will benefit from its first full year of revenue in 2020.

•

SCOOP/STACK (various royalty rates)  – Royalties from SCOOP/STACK increased quarter-over-quarter due to additional contributions from the Royalty Acquisition Venture with Continental.    In Q4/2019, Franco-Nevada recorded contributions of $8.3 million to the Royalty Acquisition Venture and its remaining commitment through December 31, 2021 is $143.8 million.

•

Permian Basin (various royalty rates) – Despite an increase in drilling activity on royalty lands, revenue from Franco-Nevada’s interests in the Permian Basin decreased quarter-over-quarter due to lower realized prices.

Canada:

•	Weyburn (NRI, ORR, WI) – Revenue from Weyburn almost doubled quarter-over-quarter due to higher realized prices and lower capital and operating costs in the quarter.
•	Orion (4% GORR) – Revenue from Orion was higher as a result of increased production volumes from the asset and a recovery in price differentials for heavy oil compared to the prior year period.

Shareholder Information

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Tuesday,  March 10, 2020 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s 2019 results, as well as discuss its 2020 and five-year outlook.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
•	Conference Call Replay until March 17: Toll-Free (888) 390-0541; International (416) 764-8677; Code 273625 #
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com	mailto:info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program,  the Company’s expected use of the net proceeds of the ATM Program, and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mining assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q4/2019, the average commodity prices were as follows: $1,480 gold (2018 - $1,228), $17.31 silver (2018 - $14.55), $907 platinum (2018 - $822) and $1,800 palladium (2018 - $1,157). For 2019, the average commodity prices were as follows: $1,392 gold  (2018 - $1,268), $16.20 silver (2018 - $15.71), $863 platinum (2018 - $881) and $1,539 palladium  (2018 - $1,028).

2

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.

3

Cash Costs attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs attributable to GEOs sold is calculated by starting with total costs of sales and excluding depletion and depreciation, costs not attributable to GEO sales such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs is then divided by GEOs sold, excluding prepaid ounces, to arrive at Cash Costs per GEO sold.

4

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.

Reconciliation to IFRS measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2019	2018	2019	2018
Total costs of sales	$119.0	$86.3	$408.0	$365.9
Depletion and depreciation	(72.7)	(61.5)	(263.2)	(247.7)
Energy operating costs	(2.2)	(1.9)	(7.3)	(5.9)
Non-cash costs of sales	—	(1.4)	—	(7.1)
Cash Costs attributable to GEOs sold	$44.1	$21.5	$137.5	$105.2
GEOs, excluding prepaid ounces	153,396	103,344	516,438	439,902
Cash Costs per GEO sold	$287	$208	$266	$239

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$113.3	$(31.3)	$344.1	$139.0
Income tax expense	17.2	11.7	61.8	50.1
Finance expenses	2.1	2.2	10.6	4.6
Finance income	(0.8)	(0.7)	(3.5)	(3.1)
Depletion and depreciation	72.7	61.5	263.2	247.7
Non-cash costs of sales	—	1.4	—	7.1
Impairment of royalty, stream and working interests	—	76.0	—	76.0
Foreign exchange (gains)/losses and other (income)/expenses	(2.8)	(2.1)	(2.8)	(1.8)
Adjusted EBITDA	$201.7	$118.7	$673.4	$519.6
Basic weighted average shares outstanding	188.8	186.4	187.7	186.1
Adjusted EBITDA per share	$1.07	$0.64	$3.59	$2.79

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$113.3	$(31.3)	$344.1	$139.0
Foreign exchange (gains)/losses and other (income)/expenses	(2.8)	(2.1)	(2.8)	(1.8)
Impairment of royalty, stream and working interests	—	76.0	—	76.0
Tax effect of adjustments	0.3	(0.3)	0.2	(0.6)
Other tax related adjustments:
Barbados Tax Reform impact	—	2.4	—	2.4
U.S. Tax Reform impact	—	—	—	2.0
Adjusted Net Income	$110.8	$44.7	$341.5	$217.0
Basic weighted average shares outstanding	188.8	186.4	187.7	186.1
Adjusted Net Income per share	$0.59	$0.24	$1.82	$1.17

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2019	2018
ASSETS
Cash and cash equivalents (Note 5)	$132.1	$69.7
Receivables	97.8	75.5
Prepaid expenses and other (Note 7)	48.8	33.3
Current assets	$278.7	$178.5

Royalty, stream and working interests, net (Note 8)	$4,797.8	$4,555.6
Investments and loan receivable (Note 6)	183.2	169.7
Deferred income tax assets	6.8	17.3
Other assets (Note 9)	14.1	10.7
Total assets	$5,280.6	$4,931.8

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$41.8	$23.6
Current income tax liabilities	11.6	1.4
Current liabilities	$53.4	$25.0

Lease liabilities	$2.6	$—
Debt (Note 11)	80.0	207.6
Deferred income tax liabilities	82.4	67.3
Total liabilities	$218.4	$299.9

SHAREHOLDERS’ EQUITY (Note 19)
Share capital	$5,390.7	$5,158.3
Contributed surplus	14.2	15.6
Deficit	(164.4)	(321.7)
Accumulated other comprehensive loss	(178.3)	(220.3)
Total shareholders’ equity	$5,062.2	4,631.9
Total liabilities and shareholders’ equity	$5,280.6	$4,931.8

Commitments and contingencies (Notes 22 and 23)
Subsequent events (Note 24)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2019 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the year ended
	December 31,
	2019	2018
Revenue (Note 14)	$844.1	$653.2

Costs of sales
Costs of sales (Note 15)	$144.8	$118.2
Depletion and depreciation	263.2	247.7
Total costs of sales	$408.0	$365.9
Gross profit	$436.1	$287.3

Other operating expenses (income)
General and administrative expenses	$28.8	$22.6
Impairment of royalty, streams and working interests (Note 8)	—	76.0
Gain on sale of gold bullion	(2.9)	(0.1)
Total other operating expenses (income)	$25.9	$98.5
Operating income	$410.2	$188.8
Foreign exchange gain and other income (expenses)	$2.8	$1.8
Income before finance items and income taxes	$413.0	$190.6

Finance items (Note 17)
Finance income	$3.5	$3.1
Finance expenses	(10.6)	(4.6)
Net income before income taxes	$405.9	$189.1

Income tax expense (Note 18)	61.8	50.1
Net income	$344.1	$139.0

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$32.3	$(68.3)

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income (loss) ("FVTOCI"),
net of income tax (Note 6)	9.9	(18.4)
Other comprehensive income (loss)	$42.2	$(86.7)

Comprehensive income	$386.3	$52.3

Earnings per share (Note 20)
Basic	$1.83	$0.75
Diluted	$1.83	$0.75
Weighted average number of shares outstanding (Note 20)
Basic	187.7	186.1
Diluted	188.0	186.4

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2019 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the year ended
	December 31,
	2019	2018
Cash flows from operating activities
Net income	$344.1	$139.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	263.2	247.7
Share-based payments	4.9	5.2
Impairment of royalty, stream and working interests	—	76.0
Non-cash costs of sales	—	7.1
Unrealized foreign exchange gain	—	(0.4)
Deferred income tax expense	22.7	10.0
Other non-cash items	(7.8)	(1.1)
Acquisition of gold bullion	(31.8)	(25.6)
Proceeds from sale of gold bullion	36.2	12.5
Operating cash flows before changes in non-cash working capital	$631.5	$470.4
Changes in non-cash working capital:
Increase in receivables	$(22.3)	$(9.6)
(Increase) decrease in prepaid expenses and other	(14.3)	11.6
Increase in current liabilities	22.8	2.4
Net cash provided by operating activities	$617.7	$474.8

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(443.9)	$(988.0)
Acquisition of energy well equipment	(1.3)	(1.6)
Acquisition of investments	(3.9)	—
Proceeds from sale of investments	13.0	0.9
Net cash used in investing activities	$(436.1)	$(988.7)

Cash flows from financing activities
Proceeds from draw of revolving credit facilities	$275.0	$237.0
Repayment of revolving credit facilities	(485.0)	(27.0)
Proceeds from draw of term loan	160.0	—
Repayment of term loan	(80.0)	—
Proceeds from at-the-market equity offering	136.0	—
Credit facility amendment costs	(0.8)	(0.5)
Payment of dividends	(138.2)	(136.1)
Proceeds from exercise of stock options	13.2	4.2
Net cash (used in) provided by financing activities	$(119.8)	$77.6
Effect of exchange rate changes on cash and cash equivalents	$0.6	$(5.1)
Net change in cash and cash equivalents	$62.4	$(441.4)
Cash and cash equivalents at beginning of period	$69.7	$511.1
Cash and cash equivalents at end of period	$132.1	$69.7

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$9.5	$3.7
Income taxes paid	$38.6	$28.5

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2019 Annual Report available on our website